December 14, 2017

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 23, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 8, 2017
File No. 001-36311

Dear Mr. Rosenberg:

Thank you for your letter dated November 16, 2017 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) and Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “2017 Form 10-Q”) of National General Holdings Corp. (“National General” or the “Company”) and for the follow-up call on November 29, 2017.

We have carefully considered the Staff’s comments and set forth our response below. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
Ceding Commission Revenue, page F-12

1.	Please provide us proposed disclosure to be included in future filings of your accounting policy for ceding commissions income recorded in the revenue section of your statements of income.

The accounting policy for Ceding Commission Revenue will be updated in future filings as follows:

“Ceding Commission Revenue. Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the costs to acquire the underlying policies, generally on a pro-rata basis over the terms of the policies reinsured. The portion of ceding commission which represents reimbursement of acquisition costs related to the underlying policies is recorded as an offset to acquisition costs and other underwriting expenses. Commission in excess of acquisition costs is recorded as ceding commission income over the terms of the policies. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience of the policies covered by the agreements. The Company records ceding commission revenue based on its current estimate of losses on the reinsured policies subject to variable commission rates. The Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined.”

Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

2.
Please provide us an analysis of the lines of business presented in your Property and Casualty loss development table presented on page F-59 to help us evaluate whether further disaggregation of the table is necessary under ASC 944-40-50-4H. In this regard, it appears that physical damage coverage has significantly different characteristics from liability coverage for your various automobile lines and that homeowners, recreational vehicle, motorcycle and lender-placed insurance may have significantly different characteristics.

On pages F-59 through F-61 of the 2016 Form 10-K, we filed incurred and paid loss development tables for each of our property and casualty, accident and health and reciprocal exchanges reporting segments in a manner consistent with how our chief operating decision makers evaluate our financial performance and how our financial statements are presented and reviewed by our investors and analysts. In consideration of your request for additional detail by line of business, for informational purposes we are providing the attached pro forma incurred and paid claim statistics for each of our property and casualty and reciprocal exchanges reporting segments disaggregated by the following lines of business: auto liability, auto physical damage and homeowners & other property.

Pro forma, for informational purposes only: incurred and paid claims development - property and casualty - auto liability, including recreational vehicles and motorcycles ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$599,386	$595,319	$594,959	$594,865	$592,901	$594,849	$595,337	$582	241,614
2011		494,657	495,760	495,984	496,668	495,908	497,109	5,571	238,189
2012			511,519	519,731	523,451	522,251	528,090	4,350	249,740
2013				543,694	554,922	555,783	563,834	8,730	249,691
2014					740,222	754,930	760,566	21,355	269,239
2015						825,925	838,040	62,652	288,899
2016							932,350	284,858	279,230
Total (A)							$4,715,326

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$287,058	$474,640	$534,107	$562,918	$579,237	$590,417	$592,932
2011		224,676	385,749	442,365	468,059	482,861	489,191
2012			242,285	413,018	470,515	501,819	518,079
2013				259,665	440,751	504,569	540,497
2014					342,710	601,980	694,002
2015						385,592	679,461
2016							400,052
Total (B)							$3,914,214
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							5,105
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$806,217

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Property and Casualty, Auto Liability	45.4%	33.8%	10.6%	5.1%	2.6%	1.3%	0.8%

Pro forma, for informational purposes only: incurred and paid claims development - property and casualty - auto physical damage, including recreational vehicles, motorcycles and lender placed auto ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$389,411	$382,171	$381,877	$381,856	$381,836	$381,820	$381,795	$1	309,052
2011		314,941	308,766	308,511	308,482	308,524	308,512	(30)	297,979
2012			306,376	298,154	295,891	296,023	296,050	(1)	292,441
2013				334,764	328,831	328,360	328,284	(31)	285,622
2014					496,457	486,693	486,206	(218)	311,307
2015						542,782	544,097	(888)	328,282
2016							626,643	53,309	319,357
Total (A)							$2,971,587

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$351,865	$382,575	$381,955	$381,926	$381,829	$381,811	$381,789
2011		283,501	308,824	308,634	308,608	308,578	308,571
2012			268,989	298,381	295,978	295,975	296,029
2013				291,064	328,832	328,456	328,299
2014					430,998	487,531	486,364
2015						478,268	544,754
2016							542,970
Total (B)							$2,888,776
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							(43)
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$82,768

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Property and Casualty, Auto Physical Damage	89.1%	11.2%	(0.2)%	—%	—%	—%	—%

Pro forma, for informational purposes only: incurred and paid claims development - property and casualty - homeowners & other property, including lender placed homeowners ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$411,572	$411,572	$411,572	$411,572	$411,572	$411,577	$411,304	$194	86,426
2011		496,799	496,799	496,799	496,799	496,795	495,246	546	107,742
2012			477,151	477,151	477,151	477,185	476,538	2,508	111,767
2013				297,132	297,074	297,126	296,618	2,325	75,323
2014					314,018	304,706	303,925	7,116	72,330
2015						352,665	349,559	14,565	67,562
2016							350,737	78,771	50,303
Total (A)							$2,683,927

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$247,802	$370,301	$393,226	$404,490	$408,195	$409,781	$410,875
2011		314,139	457,480	485,054	489,778	493,408	494,198
2012			300,271	452,589	466,266	471,084	473,190
2013				219,937	279,743	289,302	293,101
2014					198,781	278,255	289,456
2015						233,264	319,284
2016							227,649
Total (B)							$2,507,753
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							340
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$176,514

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Property and Casualty, Homeowners & Other Property	64.9%	27.6%	4.5%	1.8%	0.7%	0.3%	0.2%

Pro forma, for informational purposes only: incurred and paid claims development - reciprocal exchanges - auto liability ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$61,956	$59,169	$57,079	$56,991	$57,453	$57,268	$57,218	$88	5,822
2011		47,666	47,834	47,459	48,841	51,107	50,898	(76)	5,075
2012			44,834	47,275	48,044	48,665	50,370	1,008	5,003
2013				43,684	44,341	45,479	50,180	3,019	5,116
2014					38,656	40,850	45,930	3,999	5,014
2015						35,573	33,409	6,501	4,365
2016							24,619	11,416	2,204
Total (A)							$312,624

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$18,879	$32,181	$41,020	$49,764	$53,635	$55,155	$55,700
2011		15,857	26,603	35,911	41,931	46,559	49,570
2012			13,568	29,286	37,241	42,768	46,358
2013				14,683	29,218	35,105	41,787
2014					13,925	26,070	32,382
2015						11,910	19,501
2016							7,516
Total (B)							$252,814
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							852
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$60,662

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Reciprocal Exchanges, Auto Liability	30.8%	25.7%	15.0%	12.9%	7.6%	4.2%	1.0%

Pro forma, for informational purposes only: incurred and paid claims development - reciprocal exchanges - auto physical damage ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$29,664	$24,572	$24,646	$24,700	$24,682	$24,665	$24,659	$(2)	12,374
2011		26,936	26,055	26,022	26,060	26,037	26,029	(4)	12,040
2012			25,752	26,459	26,189	25,914	25,842	(13)	11,300
2013				23,375	25,214	25,292	24,709	(21)	11,067
2014					29,240	27,424	25,806	(200)	11,563
2015						21,247	18,592	(428)	10,335
2016							12,270	(827)	5,074
Total (A)							$157,907

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$25,583	$24,873	$24,725	$24,701	$24,681	$24,665	$24,661
2011		28,274	26,269	26,106	26,056	26,037	26,033
2012			23,760	26,651	26,172	25,914	25,854
2013				22,651	25,088	24,549	24,725
2014					24,528	26,165	25,772
2015						19,080	18,797
2016							12,579
Total (B)							$158,421
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							(1)
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$(515)

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Reciprocal Exchanges, Auto Physical Damage	99.1%	2.7%	(1.4)%	(0.2)%	(0.1)%	—%	—%

Pro forma, for informational purposes only: incurred and paid claims development - reciprocal exchanges - homeowners & other property ($’s in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$38,125	$37,831	$37,167	$36,347	$36,691	$35,788	$35,723	$—	5,070
2011		38,470	28,869	28,511	28,209	27,954	27,950	12	6,654
2012			25,289	20,625	21,184	19,971	20,403	130	8,438
2013				22,638	21,232	20,132	20,309	260	3,166
2014					27,706	24,846	25,625	513	4,231
2015						30,081	21,031	740	5,522
2016							36,838	6,361	3,677
Total (A)							$187,879

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$23,881	$31,051	$32,488	$34,587	$35,265	$35,428	$35,388
2011		21,474	24,997	25,799	26,700	27,661	27,656
2012			11,087	18,021	19,367	19,847	19,961
2013				11,277	17,435	18,107	19,104
2014					15,344	22,834	23,820
2015						12,979	18,518
2016							20,978
Total (B)							$165,425
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							677
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$23,131

Average Annual Percentage Payout of Accident Year Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7
	(unaudited)
Reciprocal Exchanges, Homeowners & Other Property	62.3%	24.4%	4.0%	4.3%	2.1%	0.2%	(0.1)%

3.
Please tell us why the development for 2016 for Property and Casualty, Accident and Health, and Reciprocal Exchanges as depicted in the table on F-57 differ from the 2016 development depicted in their respective incurred claims and allocated claim adjustment expenses, net of reinsurance table on pages F-59 through F-61. For example, the table you provide on F-59 for Property and Casualty presents total adverse development of $27.1 million for 2016 while your financial statements, as depicted in the table on page F-57, present only $5.1 million in adverse development. In your response, tell us the amount of development, if any, for accident years older than presented in your development table and otherwise reconcile and explain for us the differences.

The $27.1 million of unfavorable prior year development for Property and Casualty shown in the table on page F-59 relates to Loss and ALAE, which does not include ULAE. The table on Page F-57 shows prior year development for Loss and LAE, which includes favorable prior year development from ULAE of $22.0 million for Property and Casualty resulting in total Property and Casualty Loss and LAE unfavorable prior year development of $5.1 million shown in the table on page F-57.

The $16.6 million of unfavorable prior year development for Accident and Health shown in the table on page F-60 relates to Loss and ALAE for all short-duration contracts except for those excluded as indicated in footnote 2 at the bottom of the reconciliation table on page F-62 and also does not include ULAE. The table on page F-57 shows prior year development for Loss and LAE, which includes development from ULAE, short-duration contracts excluded from the table, and insurance lines other than short-duration, each of which were identified as separate line items in the reconciliation table on page F-62. Favorable prior year development of $7.3 million in total attributable to liabilities excluded from the development tables resulted in total Accident and Health Loss and LAE unfavorable prior year development of $9.3 million shown on page F-57.

The $3.6 million of favorable prior year development for the Reciprocal Exchanges shown in the table on page F-61excludes $1.1 million of total unfavorable prior year development on a combined basis for ULAE, accident years prior to 2010, and the small commercial book of business in runoff as indicated in footnote 3 of the reconciliation table on page F-62, which would otherwise have resulted in a total of $2.5 million of favorable prior year development shown in the table on page F-61 had such items been included in that table. Furthermore, the table on page F-61 includes $1.6 million of total favorable prior year loss and ALAE development during the first quarter of 2016 which was excluded from the table on page F-57 due to deconsolidation at January 1, 2016 and subsequent consolidation at March 31, 2016 of the Reciprocal Exchanges, resulting in total Reciprocal Exchanges favorable prior year development of $0.9 million shown in the table on page F-57.

For each of the reporting segments, any development attributable to accident years older than presented in our development tables is immaterial.

4.
In footnote 1 to the liability reconciliation table on page F-62 you indicate that, for acquired businesses in your Property and Casualty segment, the development tables assume no historical change in ultimates in years prior to the year that you acquired the business. Please explain to us what this means and more specifically how you reflect incurred and paid claims and allocated claim adjustment expenses for acquired businesses within the table. Also, if your presentation commingles legacy and acquired claims, tell us how it provides meaningful information, and alternatively why you do not present the acquired claims in a separate table prospectively.

For acquired businesses in our Property and Casualty segment, presenting the development tables assuming no historical change in ultimates in years prior to the year that we acquired the business means that we have eliminated any favorable or unfavorable development as a result of changes to IBNR reserves as estimated and recorded by the previous owner(s) of such businesses prior to acquisition.

Paid claims and allocated claim adjustment expenses for acquired businesses in our Property and Casualty segment were reflected within the development tables by the retroactive inclusion of actual historical paid claims and allocated claim adjustment expenses reported for such acquired businesses. Incurred claims and allocated claim adjustment expenses for acquired businesses in our Property and Casualty segment were reflected within the development tables by the retroactive inclusion of actual historical paid claims and allocated claim adjustment expenses plus corresponding historical case reserves reported for such acquired businesses with the IBNR component of the reserves in years prior to the year that we acquired the business derived by subtracting the historical case incurred from the total incurred reported as of the year end that we acquired the business. From the year end immediately following the closing date of each acquisition, any changes in paid and incurred claims and allocated claim adjustment expenses (including IBNR reserves) are included on a prospective basis as reported in our financial statements.

We believe our presentation provides more meaningful information to investors than presenting the acquired claims in a separate table on either a retrospective or prospective basis because our presentation blends historical paid losses of acquired lines of business that are homogeneous with our core legacy lines of business without any potential bias or distortion due to previous owners’ IBNR reserving practices or potentially different historical reinsurance arrangements. We also believe that presenting prospective stand-alone tables for such acquired business would be less meaningful to investors or analysts reviewing such information in order to assess the overall reasonableness of our most recent estimates of Property and Casualty reserves. Prospective stand-alone presentation also eliminates the paid loss and allocated claims adjustment expense history prior to acquisition which would eliminate an investors’ or analysts’ ability to review the full actual paid development history.

5.
In footnote 5 to the liability reconciliation table on page F-62 you indicate that you exclude forward looking reserves for certain Accident and Health short-duration contracts from your development table because they are provisionally assigned to the most current accident year. Please address the following:

•	Tell us how these forward-looking reserves comply with the requirement under ASC 944-40-25-1 to record a liability for insured events that have occurred.

•
If these forward looking reserves relate to insured events that have occurred, explain why these amounts are not, and apparently cannot be, reflected in the table in the accident year in which the insured events occurred.

After additional review, the reserves referenced in footnote 5 to the liability table on page F-62 should actually have been included as IBNR reserves for the most recent accident year as they relate to not yet reported claims on certain of our short-duration Accident and Health insurance contracts in the current plan year. We will be including such reserves in the Accident and Health incurred loss development table for the most recent accident year on a going forward basis.

Accident and Health - Pro forma, for informational purposes only: incurred and paid claims development - revised current accident year incurred.

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,							December 31, 2016
Accident Year	2010	2011	2012	2013	2014	2015	2016	Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	(unaudited)
2010	$20,906	$21,671	$23,428	$24,083	$25,102	$26,402	$26,012	$98	22,906
2011		19,675	25,580	26,124	27,721	30,067	29,192	38	24,523
2012			21,026	27,828	30,845	34,438	33,533	180	27,538
2013				46,005	57,023	60,398	61,847	773	56,051
2014					80,361	88,287	90,943	2,068	95,152
2015						211,620	226,327	7,180	264,651
2016							258,728	103,363	229,532
Total (A)							$726,582

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Year Ended December 31,
Accident Year	2010	2011	2012	2013	2014	2015	2016
	(unaudited)
2010	$11,311	$17,742	$20,508	$22,528	$23,701	$24,263	$24,503
2011		11,569	21,224	24,012	26,008	27,137	27,552
2012			13,678	23,053	27,110	29,235	30,239
2013				27,652	49,038	53,904	56,251
2014					46,668	78,132	82,725
2015						140,220	208,364
2016							147,674
Total (B)							$577,308
Unpaid loss and allocated loss adjustment expense reserves before 2010, net of Reinsurance (C)							2,026
Unpaid loss and allocated loss adjustment expense reserves, net of Reinsurance (A) - (B) + (C)							$151,300

Reconciliation of claims development tables above to the reserve as of December 31, 2016, revisions to Accident and Health only.

Net outstanding liabilities:
Property and Casualty(1)	$1,065,499
Accident and Health (excluding DE captive subsidiaries)(2)	151,300
Accident and Health - DE captive subsidiaries(2)	5,922
Reciprocal Exchanges (excluding commercial book)(3)	83,278
Reciprocal Exchanges - commercial book(3)	1,264
Net reserve for claims and allocated claim adjustment expenses	1,307,263

Reinsurance recoverable:
Property and Casualty(1)(4)	827,672
Accident and Health (excluding DE captive subsidiaries)(2)	10,363
Reciprocal Exchanges (excluding commercial book)(3)	39,078
Reciprocal Exchanges - commercial book(3)	1,201
Reinsurance recoverable on unpaid claims and allocated claim adjustment expenses	878,314

Insurance lines other than short-duration	19,403
Unallocated claims adjustment expenses	60,092
Subtotal	79,495

Gross reserve for claims and claim adjustment expenses	$2,265,072

(1) For acquired business, the development tables above for the Property and Casualty segment assume no historical change in ultimates in years prior to the year that NGHC first acquired the business.
(2) The development tables above for the Accident and Health segment exclude the Company's Delaware captive subsidiaries due to impracticability of obtaining complete historical information. The Delaware captive subsidiaries are comprised of three legal entities (AIBD Insurance Company IC, Distributors Insurance Company PCC and Professional Service Captive Corporation IC) which were acquired by the Company in 2012.

(3) The development tables above for the Reciprocal Exchanges segment exclude a small commercial book of business in runoff previously underwritten by Mountain Valley Indemnity Company.
(4) Reinsurance recoverable on unpaid losses for the Property and Casualty segment primarily include $663.9 million from the Michigan Catastrophic Claims Association (“MCCA”) and $100.5 million from the North Carolina Reinsurance Facility ("NCRF").

Form 10-Q for the Quarterly Period Ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

6.
On your earnings conference call for the second quarter of 2017 held on August 8, 2017 your Chief Executive Officer indicated that you had strong performance in most areas of your Property and Casualty segment with offsetting margin pressures in your lender services business. On your earnings conference call for the third quarter of 2017 held on November 9, 2017, he indicated that your lender-placed business was roughly break even for the quarter. Although it is clear from your disclosures throughout your June 30, 2017 and September 30, 2017 Forms 10-Q that lender-placed premiums are down in 2017, the impact on margin is not necessarily evident. Please tell us your consideration for summarizing your operating results by line of business in your disclosure and whether the margin pressures in your lender services business are a known trend that should be highlighted and discussed.

We believe that our current disclosure accurately summarizes operating results in the manner in which management evaluates performance and that all known trends are appropriately disclosed in the manner regularly reviewed by management in evaluating performance and in a manner useful to, and used by, investors. As noted in our disclosure, premiums are disclosed by product type. The discussions of margin pressure were merely a brief and immaterial explanation of an item which we believe is readily understandable by investors - diminishing premium directly impacts results due to fixed expenses. We have taken action to lower certain fixed expenses and do not expect further discussion of this point to be necessary as it does not constitute a known trend.

Results of Operations
Consolidated Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016, page 53

7.
In the third paragraph on page 54 you disclose that your consolidated net loss ratio increased in 2017 as compared to 2016 in part because you prospectively reclassified costs associated with claims handling that were previously recorded within general and administrative expense. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your position:

•	Tell us the nature of these claims handling expenses.

•
Tell us whether these costs are “claim adjustment expenses” outlined in ASC 944-40-05-2 that are required to be accrued when the claim is incurred under ASC 944-40-25-1. If not, tell us why not. If so, tell us how your historical presentation is appropriate when these costs were included in general and administrative expenses and your historical rollforwards of your unpaid loss and loss adjustment expense reserve liabilities under ASC 944-40-50-3 do not include these expenses.

•	Tell us why it is appropriate to present your reclassification prospectively instead of retrospectively recasting all results presented.

These expenses are the salaries of the claims department personnel and related costs of the claims department personnel. These costs are required to be accrued and have been accrued in our calculation of unpaid loss adjustment expenses in accordance with ASC 944-40-25-1.

In our consideration of presenting the reclassification prospectively vs. retrospectively recasting, we considered the following items:

▪	There was no impact on pretax income or operating earnings (Non-GAAP);

▪	There was no impact on total revenue or total expense; and

▪	There was no impact on the combined ratio, which is a key measure reviewed by our management, investors and analysts.

While there was an impact of equal amount on the loss and expense ratio, our analysts and investors focus on the combined ratio, as the definition of expense ratio often differs across different companies. The loss ratio is a derivative of the combined ratio (loss ratio + expense ratio = combined ratio). The loss ratio as a single data point is not very informative to the user of the financial statements as it does not convey any information about the overall expenses being incurred by the Company. The loss ratio when used in conjunction with the combined ratio provides the user of the financial statement a more comprehensive view of expenses and profit.

We note that we have disclosed the exact prior period impact in both our Form 10-Q - “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and press release to enable our investors and analysts to make a direct period-to-period comparison.

Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Earnings (losses) of equity method investments, page 57

8.
You attribute the $35.2 million decline in earnings from equity method investments in the first nine months of 2017 as compared to the same period in 2016 primarily to your proportionate share of losses in certain real estate joint ventures. In response to analyst questions on your earnings conference call for the second quarter of 2017 you attribute these losses in that quarter to the receipt of audited information from the general partner that reflects amortization of lease intangible assets associated with acquisition accounting and imply that there is no underlying change in cash flows.

The $35.2 million represents the decline in earnings recorded for all of National General’s equity method investments, which includes both real estate partnerships in which we hold limited partnership interests and investments in entities holding life settlement contracts. Approximately $24.9 million of the decline relates to two real estate partnership investments managed by a General Partner. Prior to filing our 10-Q for the second quarter of 2017, we received audited information from the General Partner and recorded a $23.8 million loss due to a change in value of the equity method investment based on the results in the audited financial statements in the period in which the information was received, which was the first time audited information was available to National General. The change in value was related to amortization and depreciation not previously included in the General Partner’s unaudited financial statements, which we had previously used to record the equity adjustment. Additionally, approximately $9.8 million of the decline in earnings from equity method investments relates to entities that own a portfolio of life settlement contracts and approximately $0.5 million relates to other equity method investments.

Please address the following:

•	Tell us your share of the lease intangible amortization recorded during each quarter of 2017 for each of the relevant joint ventures.

The amount of the quarterly losses recorded in each quarter of 2017 related to the audited information received from the General Partner are $0 million in 1Q; $14.4 million in 2Q related to Illinois Center and $4.9 million related to North Dearborn; and in Q3, $3.4 million related to Illinois Center and $1.1 million related to North Dearborn. This includes all adjustments in the underlying partnerships including amortization and depreciation.

•
Tell us whether the amortization identified in the preceding bullet includes incremental amortization that was not recorded in prior periods and, if so, the amounts of this incremental amortization for each relevant joint venture.

The incremental adjustments related to prior periods for each joint venture is illustrated in the following table ($’s in millions):

	Illinois Center Building, L.P.				North Dearborn Building Company, L.P.
	1Q17	2Q17	3Q17	Year-to-Date 3Q17	1Q17	2Q17	3Q17	Year-to-Date 3Q17	Total
3Q17	$—	$—	$1.7	$1.7	$—	$—	$0.5	$0.5	$2.2
2Q17	—	—	1.7	1.7	—	—	0.6	0.6	2.3
1Q17	—	1.7	—	1.7	—	0.6	—	0.6	2.3
4Q16	—	1.9	—	1.9	—	0.5	—	0.5	2.4
3Q16	—	1.9	—	1.9	—	0.5	—	0.5	2.4
2Q16	—	1.9	—	1.9	—	0.6	—	0.6	2.5
1Q16	—	1.9	—	1.9	—	0.6	—	0.6	2.5
4Q15	—	3.0	—	3.0	—	0.5	—	0.5	3.5
3Q15	—	2.1	—	2.1	—	0.5	—	0.5	2.6
2Q15	—	—	—	—	—	0.6	—	0.6	0.6
1Q15	—	—	—	—	—	0.5	—	0.5	0.5
Total	$—	$14.4	$3.4	$17.8	$—	$4.9	$1.1	$6.0	$23.8

The total amount related to 2015 amortization and depreciation was $7.2 million and the total amount related to 2016 amortization and depreciation was $9.8 million.

•
Tell us whether the amortization recorded during each quarter of 2017 includes any intangible asset impairment charges and, if so, the amounts of the impairment charges for each relevant joint venture.

The audited information received from the General Partner did not result in the need for any intangible asset impairment charges.

•	Tell us why any incremental amortization or impairment charges from the preceding two bullets were recorded for each joint venture.

National General is a limited partner in the two real estate partnerships and records its share of earnings from the joint ventures based on the quarterly information provided by the General Partner. Prior to the issuance of National General’s 2Q17 10-Q, the audited information related to a prior year was provided. Such audited financial statements included amortization and depreciation expenses that were not included in the prior unaudited financial statements provided by the General Partner. Based on the audited information received, an incremental expense for amortization and depreciation was required to properly reflect National General’s investment in the two real estate partnerships.

•	Explain how any incremental amortization or impairment charges were recorded if there is no underlying change to the anticipated cash flows for each joint venture.

These adjustments were related to non-cash flow specific items (amortization/depreciation) related to the application of purchase accounting by the General Partner in the audited statement. The cash flows of the property since inception have remained stable and did not contribute to the adjustments from the audited statement.

•
Tell us your consideration for disclosing the underlying cause for the losses recorded by the joint ventures as a material component of your interim 2017 operating results under Item 303(b)(2) of Regulation S-K.

Our investors and analysts are primarily focused on our core insurance related operating results such as underwriting income, net combined ratio and changes in premium earned and written. They view our investments in equity method investments as non-core components of our net income. Accordingly, as a limited partner in these investments, we believe that our disclosure regarding the losses was appropriate.

SAB 99 Assessment

The Company has concluded that the failure to include the prior period related amortization/depreciation in 2015 and 2016 was an error. In assessing the materiality of including the amortization and depreciation amounts in the current period upon our receipt of such information from the General Partner, we assessed the materiality on our previously issued financial statements from a quantitative and qualitative perspective in accordance with Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”) and do not believe that there is a substantial likelihood that a reasonable investor would have considered this item important in assessing our financial statements for prior periods, taking into account all other information available. As noted above, our investors and analysts are focused primarily on insurance driven metrics such as underwriting income, net combined ratio and premium written and earned. They are less focused on the Company’s passive investments in unconsolidated subsidiaries over which management does not possess control.

Management also considered the qualitative items specifically listed in SAB 99 in its assessment.

▪
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The misstatement does not arise from an estimate.

▪
whether the misstatement masks a change in earnings or other trends - The misstatement in prior years does not impact income before equity in earnings of unconsolidated subsidiaries or mask any trends. As noted above, our investors and analysts primarily focus on core insurance related measures rather than our limited partnerships in equity method investments that management does not control. The impact on 2016 investment income inclusive of equity method investments is 7.8% ($9.8 million / ($25.4 million plus $99.6 million)) and the impact on 2015 is 8.4% ($7.2 million / ($10.6 million plus $75.3 million)).

▪
whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise - As described above, the items do not impact line items that our investors and analysts deem to be core insurance related measures and did not hide a failure to meet expectations.

▪	whether the misstatement changes a loss into income or vice versa - The misstatements did not have this impact.

▪
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability - As described above, the misstatement does not concern a segment or business that plays a significant role in the Company’s operations or profitability.

▪	whether the misstatement affects the registrant's compliance with regulatory requirements - This misstatement did not have any impact on our compliance with any regulatory requirements.

▪
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements - None of our financial covenants and contractual requirements are impacted by a change in income in earnings of our unconsolidated subsidiaries.

▪
whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation - The effects of applying the amounts of this misstatement in prior years would not have had any impact on management’s compensation.

▪
whether the misstatement involves concealment of an unlawful transaction - The misstatement of the amortization and depreciation amounts in prior years did not involve concealment of an unlawful transaction.

From a quantitative perspective, we assessed the impact of the incremental adjustments to our prior period financial statements. The amount of the incremental adjustments related to 2016 noted above is approximately 4.2% of the full year 2016 pretax income, inclusive of Earnings in Equity Method Investments ($9.8 million / $235.5 million); 0.5% change in 2016 Total Investments ($17.0 million / $3,548 million); and 0.9% change in 2016 Total Stockholders’ Equity ($17.0 million / $1,926 million). The incremental adjustment noted above for 2015 represents 4.1% of the full year 2015 pretax income, inclusive of Earnings in Equity Method Investments ($7.2 million / $175.2 million); 0.3% change in 2015 Total Investments ($7.2 million / $2,668 million); and 0.5% change in 2015 Total Stockholders’ Equity ($7.2 million / $1,537 million). Management does not believe these amounts are material to the previously issued financial statements for the years ended December 31, 2016 and 2015 and has concluded that their exclusion did not change or influence the judgment of a reasonable person or significantly alter the total mix of information available with respect to any of those years. In accordance with the guidance set forth in SAB Topic 1-N, the Company currently intends to correct the cumulative impact prior year items would have on its 2017 financial statements by adjusting prior period information in its Form 10-K for the year ended December 31, 2017 (through what is commonly referred to as a “little r” restatement).

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 380-9492 if you require any further information.

Sincerely,

/s/ Michael Weiner
Michael Weiner, Chief Financial Officer

cc: Jeffrey Weissmann, National General Holdings Corp.